June 16, 2010	QMM: NYSE Amex
QTA: TSX Venture
NR-10-10

QUATERRA ANNOUNCES COMMENCEMENT OF DRILLING AT
SW TINTIC, DUKE ISLAND AND WILLOW CREEK PROJECTS

Work about to begin on central Mexican properties under Goldcorp agreement

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that Freeport-McMoRan Mineral Properties Inc. (FMMP), a subsidiary of Freeport-McMoRan Copper & Gold Inc. (NSYE:FCX), has commenced drilling on Quaterra’s Southwest Tintic porphyry copper project in Utah.

FMMP plans to drill several shallow RC holes and at least one deep core hole to test anomalies identified by its 2009 magnetotelluric/induced polarization (MT/IP) ground geophysical survey.

Duke Island, Alaska
Drilling has also commenced on the Company’s Duke Island copper-nickel-platinum property in southeast Alaska. Copper Ridge Explorations Inc. has begun a 1,500-meter core drilling program that will target high grade massive to semi-massive Cu-Ni-PGE sulphide mineralization within the Marquis Zone of this ultramafic intrusive complex.

Willow Creek, Montana
Quaterra has also begun drilling at its Willow Creek porphyry molybdenum prospect in southwestern Montana, 40 miles southeast of Missoula and 10 miles northwest of Phillipsburg. One deep core hole is in progress near the site of a 1979 Exxon core hole to evaluate the significance and accuracy of reported but unconfirmed molybdenum mineralization.

Central Mexican properties under Goldcorp agreement
Work completed and planned with Goldcorp Inc. under the Mexico Investment Framework Agreement (IFA) includes:

•
Mirasol. Seven core holes (3,339 meters) have been completed with two additional holes planned. Drilling has targeted epithermal gold mineralization at the Aguila prospect and several induced polarization anomalies.

•
Americas. Nine lines of IP have defined a strong IP anomaly below and adjacent to Quaterra drill hole AMD-3, which intersected 12 meters averaging 59g/tonne silver. Drilling will begin sometime late in July or in August.

•
Sierra Sabino. Goldcorp has designated this property as an Advanced Project under the terms of the IFA. A 1,500-meter core drilling program will begin in the next two weeks to test at least four separate targets identified by mapping, geochemistry and IP.

Nieves
At the Nieves project, Zacatecas, Mexico, an IP survey, metallurgical testwork and an updated NI43-101 report are in progress. The Company and 50% joint-venture partner Blackberry Ventures 1, LLC, expect this work to be completed within two months.

“Drill programs are planned for eight properties this year,” says Quaterra President and CEO Thomas Patton. “There will be a steady flow of results from these programs through the year which will be released as they become available.”

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high grade base metal, precious metal or uranium deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995.  These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof.  The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website [or press release], such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which can be requested from us, and is available on our website at www.quaterra.com and at www.sec.gov/edgar.shtml.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider or the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.